Filed by CBOT Holdings, Inc. Pursuant to

Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company

CBOT Holdings, Inc.

(Commission File No. 001-32650)

Dear CBOT Employees:

Today we announced that CBOT and CME have signed a definitive agreement to merge our two organizations into a single entity. With global consolidation among exchanges, along with increased competition from exchanges around the world, the combined organization will enhance our ability to compete going forward. We believe that this combination, to be called CME Group Inc., a CME/Chicago Board of Trade Company, will create an innovative industry leader, bringing together the strengths and talent of both CBOT and CME.

To provide you with the most detailed information possible, we have created an employee Q&A that will be available on OnBoard. I would also encourage you to read the press release we issued today also available on OnBoard. To give you a brief overview of the agreement, we expect the transaction to be complete by mid-year 2007, pending approvals by regulators and shareholders of both companies, and CBOT members, as well as completion of customary closing conditions. Open auction markets of the combined company will be hosted on the CBOT floor. Additionally, the electronically-traded products of the single entity will ultimately be listed on the CME Globex® electronic trading platform.

I want to emphasize how proud I am of the CBOT management and employees for creating such tremendous value and opportunity for shareholders. When I joined the exchange five years ago, volume and earnings, two major measures of an exchange’s success, were declining. Together we have turned around the CBOT, restoring its reputation and enhancing its stature as a world leader.

As we move ahead with this merger, we will be integrating our two companies in a thoughtful and merit-based manner, providing equal and fair treatment for employees of both organizations. The senior management of both organizations will conduct a detailed analysis of the combined business to identify the roles and talent we need to continue to grow and move forward as a strong company.

As for leadership of the combined exchange, when the merger is completed, Terry Duffy, Chairman of CME, will become Chairman of the combined organization.

Craig Donohue, Chief Executive Officer of CME, will become Chief Executive Officer of the combined organization. Charlie Carey will become Vice-Chairman of the combined organization. I will remain in my current position until the transaction is complete, at which point I will become a Special Advisor to the combined company and assist with the transition of CBOT’s activities, products and customers for one year.

Over the next several weeks and months, you are likely to have many questions about the merger and its implications for you and our organization. I will be holding a town hall meeting today at 2:30 p.m. at the Standard Club, 320 South Plymouth Court, to discuss the merger. I strongly encourage you to attend. You will receive a separate e-mail regarding the town hall meeting shortly. We also will be featuring a section on OnBoard that will allow you to e-mail any questions you have about the merger. We will consolidate the most-frequently received questions and post answers on OnBoard in a timely manner.

At our town hall meeting, and in the near future, I will answer your questions to the best of my ability. I am committed to keeping our lines of communication open, as they always have been, and sharing information with you as soon as possible.

If you receive questions from the media, it is critical that you forward those calls to Corporate Communications at extension 3257. If you receive calls from investors or analysts, please refer them to Investor Relations at extension 8532.

The merger is subject to regulatory approvals and approval from both CBOT and CME shareholders. We expect that it will take until mid-year 2007 for the merger to be final. During this timeframe, we all have a responsibility to continue running the CBOT’s day-to-day operations effectively. That means providing the same high level of customer service for which the CBOT is well known around the world and performing our roles in the most efficient manner possible.

Finally, the success of this merger depends on each and every one of us, regardless of our responsibilities. I want to thank you in advance for your help in making the transition a smooth one. Again, I look forward to seeing you at the meeting this afternoon and to continuing our ongoing dialogue.

Best Regards,

Bernie

IMPORTANT MERGER INFORMATION

In connection with the proposed merger of CBOT Holdings, Inc. (“CBOT”) and the Chicago Mercantile Exchange Holdings Inc. (“CME”), the parties intend to file relevant materials with the Securities Exchange Commission (“SEC”), including a joint proxy statement/prospectus regarding the proposed transaction. Such documents, however, are not currently available. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about CBOT and CME without charge, at the

SEC’s website (http://www.sec.gov) once such documents are filed with the SEC. Copies of the joint proxy statement/prospectus can also be obtained, without charge, once they are filed with the SEC, by directing a request to CBOT Holdings, Inc., Attention: Investor Relations, at 141 West Jackson, Chicago, Illinois 60604 or calling (312) 435-3500.

CBOT, CME and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from CBOT shareholders in respect of the proposed transaction. Information regarding CBOT directors and executive officers is available in CBOT’s proxy statement for its 2006 annual meeting of stockholders, dated March 29, 2006. Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available. This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

FORWARD-LOOKING STATEMENTS

Certain statements in this document and its attachments may contain forward-looking information regarding CBOT, CME and the combined company after the completion of the transactions that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, the benefits of the business combination transaction involving CBOT and CME including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of CBOT and CME and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of CBOT shareholders or CME shareholders to approve the transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues; social and political conditions such as war, political unrest or terrorism; general economic conditions and normal business uncertainty. Additional risks and factors are identified in CBOT’s filings with the SEC, including its Report on Form 10-K for the fiscal year ending December 31, 2005 which is available on CBOT’s website at http://www.cbot.com.

You should not place undue reliance on forward-looking statements, which speak only as of the date of this document. Except for any obligation to disclose material information under the Federal securities laws, CBOT undertakes no obligation to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date of this document.